U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

COMMISSION FILE NUMBER:

NOTIFICATION OF LATE FILING

Check One:

☐	Form 10-K and Form 10-KSB
☐	Form 20-F
☐	Form 11-K
☒	Form 10-Q and Form 10-QSB
☐	Form D
☐	Form N-SAR
☐	Form N-CSR

For The Quarter Ended: June 30, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	Transition Report on Form N-CSR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I. REGISTRANT INFORMATION.

The Registrant is Core Health Care Network, Inc. (the "Company"). The address of the Company’s principal executive office is 200 S. Virginia Street – 8th Floor, Reno, NV 89501.

PART II. RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)    The subject quarterly report on Form 10-QSB, semi-annual report, transition report or annual report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, could not be filed within the prescribed period because the Company was unable to compile certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. This inability could not have been eliminated by the Company without unreasonable effort or expense.

Management anticipates that complete, thorough and accurate disclosure of the filing of its Quarterly Report within the extension period provided.

PART IV. OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:

Jillian Sidoti
323-799-1342

(2)    Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes   ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof? ☐ Yes   ☒ No

Core Health Care Network, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2011	By:	/s/ Lewis C. Warren
Lewis C. Warren
Chief Executive Officer